UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 23, 2011

By: /s/ Bernard J. Pitz______________

Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31st, 2010, 2009 and 2008

Including Management’s Discussion and Analysis

March 23, 2011

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the year ended December 31, 2010. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information.)

(Unaudited)

	2010	2009	2008
Operations	$	$	$
Consolidated sales	720,516	615,462	737,155
Net loss Cdn GAAP	(56,445)	(14,389)	(92,799)
Net loss US GAAP	(56,445)	(14,468)	(93,698)
Cash flows from operations before changes in non-cash working capital items	25,368	26,983	25,131

	2010	2009	2008
Per Common Share
Net loss Cdn GAAP – basic	(0.96)	(0.24)	(1.57)
Net loss US GAAP – basic	(0.96)	(0.25)	(1.59)
Net loss Cdn GAAP – diluted	(0.96)	(0.24)	(1.57)
Net loss US GAAP – diluted	(0.96)	(0.25)	(1.59)
Cash flows from operations before changes in non-cash working capital items	0.43	0.46	0.43
Book value Cdn GAAP	3.17	4.03	3.96
Book value US GAAP	2.91	3.80	3.70

	2010	2009	2008
Financial Position
Working capital	128,006	122,279	133,144
Total assets Cdn GAAP	506,105	535,853	575,166
Total assets US GAAP	506,730	538,718	578,598
Total long-term debt Cdn GAAP	221,014	217,002	251,425
Total long-term debt US GAAP	223,545	220,103	255,241
Shareholders’ equity Cdn GAAP	186,834	237,803	233,317
Shareholders’ equity US GAAP	171,444	224,212	218,195

	2010	2009	2008
Selected Ratios
Working capital	2.46	2.75	2.69
Debt/capital employed Cdn GAAP	0.54	0.48	0.52
Debt/capital employed US GAAP	0.57	0.50	0.54
Return on equity Cdn GAAP	NA	NA	NA
Return on equity US GAAP	NA	NA	NA

	2010	2009	2008
Stock Information
Weighted average shares outstanding (Cdn GAAP) - basic (2)	58,954	58,951	58,956
Weighted average shares outstanding (US GAAP) - basic (2)	58,954	58,951	58,956
Weighted average shares outstanding (Cdn GAAP) - diluted (2)	58,954	58,951	58,956
Weighted average shares outstanding (US GAAP) - diluted (2)	58,954	58,951	58,956
Shares outstanding as of December 31 (2)	58,961	58,951	58,956

	2010	2009	2008
The Toronto Stock Exchange (CA$)
Share price as of December 31	1.17	2.98	1.09
High: 52 weeks	3.52	3.00	3.59
Low: 52 weeks	0.93	0.39	0.67
Volume: 52 weeks(2)	12,080	11,890	8,665

	2010	2009	2008
U. S. Exchange / 2010 – OTC Pink Sheets
Share price as of December 31(3)	1.15	2.84	0.73
High: 52 weeks	3.38	2.86	3.47
Low: 52 weeks	0.95	0.30	0.68
Volume: 52 weeks(2)	4,768	18,626	15,870

	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CA$)
Q1	3.60	2.39	3.32	55,724
Q2	3.38	2.10	2.20	37,125
Q3	2.25	1.52	1.55	29,549
Q4	1.65	0.92	1.17	70,235

	High	Low	Close	ADV(1)
U.S. (OTC Pink Sheets)
Q1	3.43	2.31	3.31	15,133
Q2	3.31	2.03	2.09	19,360
Q3	2.09	1.50	1.51	12,972
Q4	1.54	0.93	1.15	26,831

(1) Average daily volume

(2)In thousands

(3) Effective December 3, 2009, the Company voluntarily delisted its shares of common stock from the New York Stock Exchange (the “NYSE”). The Company’s shares of common stock will continue to trade on the Toronto Stock Exchange (the “TSX”). The delisting of the Company’s common shares from the NYSE did not affect the listing of the Company’s shares of common stock on the TSX.  The Company believes that the listing of its shares of common stock on the TSX provides shareholders sufficient liquidity and concluded that the overall trading volume of the Company's shares was not sufficient to justify listing on two exchanges.  The

U.S. exchange information listed above was derived from trading on the OTC Pink Sheets.

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	1st Quarter			2nd Quarter
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Sales	173,120	139,068	184,501	180,278	151,912	197,534
Cost of sales	153,493	124,252	156,324	158,906	130,379	171,184
Gross Profit	19,627	14,816	28,177	21,372	21,533	26,350
Selling, general and administrative expenses	18,904	15,416	17,629	17,858	16,601	17,196
Stock-based compensation expense	262	258	421	222	254	329
Research and development expense	1,492	1,373	1,441	1,929	1,295	1,528
Financial expenses:
Interest	3,749	4,085	5,984	3,777	3,970	4,339
Other (i)	122	494	(648)	392	536	(681)
Refinancing expense			6,031
Manufacturing facility closures, restructuring, and other charges
Impairment of goodwill
	24,529	21,626	30,858	24,178	22,656	22,711
Earnings (loss) before income taxes	(4,902)	(6,810)	(2,681)	(2,806)	(1,123)	3,639
Income taxes (recovery):
Current	102	9	240	(16)	385	83
Future	791	(167)	(1,058)	(124)	(313)	(1,082)
	893	(158)	(818)	(140)	72	(999)
Net earnings (loss)	(5,795)	(6,652)	(1,863)	(2,666)	(1,195)	4,638
Earnings (loss) per share
Cdn GAAP - Basic - US $	(0.10)	(0.11)	(0.03)	(0.05)	(0.02)	0.08
Cdn GAAP - Diluted - US $	(0.10)	(0.11)	(0.03)	(0.05)	(0.02)	0.08
US GAAP - Basic - US $	(0.10)	(0.11)	(0.03)	(0.05)	(0.02)	0.08
US GAAP - Diluted - US $	(0.10)	(0.11)	(0.03)	(0.05)	(0.02)	0.08
Weighted average number of common shares outstanding
Cdn GAAP – Basic	58,951,050	58,951,050	58,956,348	58,951,050	58,951,050	58,956,348
Cdn GAAP – Diluted	58,951,050	58,951,050	58,956,348	58,951,050	58,951,050	58,956,348
US GAAP – Basic	58,951,050	58,951,050	58,956,348	58,951,050	58,951,050	58,956,348
US GAAP – Diluted	58,951,050	58,951,050	58,956,348	58,951,050	58,951,050	58,956,348

(i) As explained in the “Changes in Accounting” Policies section of Management’s Discussion and Analysis in 2008, prompt pay discounts to suppliers were reclassified from a reduction in other financial expenses to a reduction in cost of sales.  The reclassification does not change the reported net earnings (loss) of the Company.

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	3rd Quarter			4th Quarter
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Sales	187,057	163,688	201,978	180,061	160,794	153,142
Cost of Sales	167,492	137,295	172,772	161,015	140,617	158,620
Gross Profit	19,565	26,393	29,206	19,046	20,177	(5,478)
Selling, general and administrative expenses	17,073	17,756	17,490	18,642	20,047	15,874
Stock-based compensations expense	302	255	348	178	270	170
Research and Development	1,485	1,449	1,334	1,346	1,488	1,307
Financial expenses:
Interest	4,062	4,050	4,230	3,950	3,783	3,812
Other (i)	461	(525)	806	(95)	(653)	1,948
Refinancing expense
Manufacturing facility closures, restructuring, and other charges				8,089	1,091
Impairment of goodwill						66,726
	23,383	22,985	24,208	32,110	26,026	89,837
Earnings (loss) before income taxes	(3,818)	3,408	4,998	(13,064)	(5,849)	(95,315)
Income taxes (recovery)
Current	447	155	(374)	(543)	182	(515)
Future	342	1,253	1,153	30,856	2,511	4,993
	789	1,408	779	30,313	2,693	4,478
Net earnings (loss)	(4,607)	2,000	4,219	(43,377)	(8,542)	(99,793)
Earnings (loss) per share
Cdn GAAP – Basic – US$	(0.08)	0.03	0.07	(0.74)	(0.14)	(1.69)
Cdn GAAP – Diluted-US$	(0.08)	0.03	0.07	(0.74)	(0.14)	(1.69)
US GAAP – Basic- US$	(0.08)	0.03	0.07	(0.74)	(0.14)	(1.69)
US GAAP – Diluted-US$	(0.08)	0.03	0.07	(0.74)	(0.14)	(1.69)
Weighted average number of common shares outstanding
Cdn GAAP – Basic	58,951,050	58,951,050	58,956,348	58,961,050	58,951,050	58,956,348
Cdn GAAP – Diluted	58,951,050	58,981,300	58,956,348	58,961,050	58,951,050	58,956,348
US GAAP – Basic	58,951,050	58,951,050	58,956,348	58,961,050	58,951,050	58,956,348

US GAAP – Diluted	58,951,050	58,981,300	58,956,348	58,961,050	58,951,050	58,956,348

(i) As explained in the “Changes in Accounting” Policies section of Management’s Discussion and Analysis in 2008, prompt pay discounts to suppliers were reclassified from a reduction in other financial expenses to a reduction in cost of sales.  The reclassification does not change the reported net earnings (loss) of the Company.

Management’s Discussion and Analysis

ADJUSTED CONSOLIDATED EARNINGS (LOSS)

Adjustments for impairment of goodwill, write-down of assets classified as held-for-sale, impairment of long-lived assets, unprecedented gross margin compression, refinancing expense and manufacturing facility closures, restructuring, and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Reported	2010	2009	2008
	$	$	$
Sales	720.5	615.5	737.2
Cost of sales	640.9	532.6	659.0
Gross profit	79.6	82.9	78.2
Selling, general and administrative expenses	72.5	69.8	68.2
Stock-based compensation expense	1.0	1.0	1.3
Research and development	6.3	5.6	5.6
Financial expenses	16.4	15.8	25.8
Manufacturing facility closures, restructuring, and other charges	8.1	1.1
Impairment of goodwill			66.7
	104.2	93.3	167.6
Loss before income taxes	(24.6)	(10.4)	(89.4)
Income taxes	31.9	4.0	3.4
Net loss	(56.4)	(14.4)	(92.8)

Loss per share – As Reported	2010	2009	2008
Basic	(0.96)	(0.24)	(1.57)
Diluted	(0.96)	(0.24)	(1.57)

Adjustments	2010	2009	2008
Impairment of goodwill			66.7
Write-down of assets classified as held-for-sale	0.7
Impairment of long-lived assets	4.0	0.1	0.4
Gross margin compression			16.6
Refinancing expense			6.0
Manufacturing Facility Closures, Restructuring, and Other Charges	8.1	1.1

ADJUSTED CONSOLIDATED EARNINGS (LOSS)

Adjustments for impairment of goodwill, write-down of assets classified as held-for-sale, impairment of long-lived assets, unprecedented gross margin compression, refinancing expense and manufacturing facility closures, restructuring, and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Adjusted	2010	2009	2008
	$	$	$
Sales	720.5	615.5	737.2
Cost of sales	637.0	532.5	642.0
Gross profit	83.5	83.0	95.2
Selling, general and administrative expenses	71.8	69.8	68.2
Stock-based compensation expense	1.0	1.0	1.3
Research and development expense	6.2	5.6	5.6
Financial expenses	16.4	15.8	19.8
	95.3	92.2	94.9
Earnings (loss) before income taxes	(11.8)	(9.2)	0.3
Income taxes	31.9	4.0	3.4
Net loss	(43.7)	(13.2)	(3.1)
Loss per Share - As Adjusted
Basic	(0.74)	(0.22)	(0.05)
Diluted	(0.74)	(0.22)	(0.05)

Note: These tables reconcile consolidated earnings (loss) as reported in the accompanying consolidated financial statements to adjusted consolidated earnings (loss) after the elimination of impairment of goodwill, write-down of asset classified as held-for-sale, impairment of long-lived assets, unprecedented gross margin compression, refinancing expense and manufacturing facility closures, restructuring, and other charges. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

MANAGEMENT'S DISCUSSION & ANALYSIS

Business Overview

Intertape Polymer Group Inc. (“IPG” or the “Company”) was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company no longer has two operating divisions, Tapes and Films Division (“T&F Division”) and Engineered Coated Products Division (“ECP Division”).  The Company believes that this change is significantly improving organizational effectiveness and maximizing the benefits of the Company’s supply chain, operational, sales and marketing resources.  The Company develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. The Company designs its specialty products for aerospace, automotive and industrial applications. The Company’s tape and film products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. Other tape products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The Company also manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBC”). These products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

During 2010, the Company increased sales by 17.1%.  However, significant raw material cost increases occurred that the Company was not able to entirely pass along to customers due to competitive pressures.  This contributed to a 2.5% deterioration of gross margin from 2009 to 2010.  From 2009 to 2010, raw material costs increased by more than: 30%, 15% and 30% for resin-based items, adhesives and paper, respectively.

The Company decided to close its Brantford, Ontario, Canada manufacturing facility due to the economic consequences of the continuing strike of its unionized workers.  As a result of this plant closure, a charge of $7.4 million was recorded in the fourth quarter related to property, plant and equipment, severance, inventory and parts and supplies.  Various other expenses of between $1.0 million and $1.5 million are expected to be recorded when incurred throughout 2011.  While some of the Brantford production will be transferred internally to other facilities, the Company has decided to discontinue certain non-core product lines.  The closure of the Brantford, Ontario facility is expected to result in an annualized increase in EBITDA (as such non-GAAP term is defined in the “EBITDA” section below) of approximately $4 million, even though it is expected to negatively impact annualized sales by about $10 million.

The Company continued to place concerted sales and marketing effort to focus on higher margin products which include recently launched products and a portfolio of existing products.  Manufacturing cost reduction programs, which included productivity improvements, waste reduction and energy conservation, were implemented during 2010 and totalled approximately $15 million.

For the fiscal year 2010, the Company reported a net loss of $56.4 million ($0.96 per share, both basic and diluted) compared to a net loss of $14.4 million ($0.24 per share, both basic and diluted) for 2009.  The significant increase in net loss for the year ended December 31, 2010 in comparison to 2009 is mainly due to:

•

Gross margin compression resulting from raw material cost increases;

•

A change in the valuation allowance of future tax assets of $37.8 million, which included a $31.9 million increase in the fourth quarter with respect to the US jurisdiction;

•

Facility closure costs of $8.1 million, including $7.4 million related to the Brantford, Ontario manufacturing facility closure; and

•

Asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.

Manufacturing cost reductions are expected to total $15 to $18 million in 2011.  Some of these cost savings will be offset by continued pricing pressures in the marketplace as well as rising input costs. New product sales and penetration into new markets are also expected to continue in 2011.  Furthermore, additional leverage is expected to be realized on fixed costs.  The combination of these factors, together with the positive impact from the Brantford, Ontario facility closure and expected improvement in the spread between raw material costs and selling prices are projected to contribute to increased gross margin in 2011.  The Company continues to maintain a longer-term target gross margin of 18% to 19%.  Gross margin expansion combined with sales growth is expected to generate cash flows from operations sufficient to reduce debt during 2011.

A focus on making only essential capital expenditures and managing working capital, combined with an increase in cash flows from operations before changes in working capital items, allowed the Company to limit the increase in debt to 1.8% despite an increase in sales of 17.1%, significant gross margin compression and the requirement to post a bond related to the Inspired Technologies, Inc. (“ITI”) litigation.  Capital expenditures decreased by 34.4% from $13.1 million for the year 2009 to $8.6 million for the year 2010.  Capital expenditures are expected to increase in 2011 to between $15 and $18 million, which includes some projects which were deferred in 2010.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against ITI alleging that ITI had breached its obligations under a supply agreement between the Company and ITI.  The supply agreement provided that the Company would manufacture and supply certain products to ITI, and ITI would purchase such products exclusively from the Company.  The Company alleged that ITI breached this agreement by licensing a third party to manufacture and sell the products.

ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements between the parties.  ITI also alleged that the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.

On July 14, 2010, the Court granted a motion for summary judgment in favour of the Company on the issue of whether the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.  On September 13, 2010, the Court on its own motion determined that the licensing by ITI of its technology to another manufacturer did not violate the supply agreement.  It also ordered that the position of the parties be reversed, with the Company being positioned as the defendant.

On September 22, 2010, a jury trial was held on the remaining issues.  The jury concluded that the Company had breached certain obligations under the supply agreement and the confidentiality agreements, and awarded ITI approximately $13.2 million as compensation for its damages.

On October 27, 2010, the Company filed its post-trial motions with the trial court requesting a judgment as a matter of law, new trial, or remittitur.  On December 17, 2010, the Court granted Intertape’s alternative motion for remittitur.  In its order, the Court offered Plaintiff ITI the choice between accepting a remitted judgment amount of $3.4 million (which included a principal amount of $3.0 million plus prejudgment interest and attorneys’ fees) or electing a new trial on damages.  On January 5, 2011, ITI filed a notice stating that it had chosen a new trial on damages.  On January 6, 2011, the Court set February 9, 2011 as the date for a new trial and a trial was held on the issue of damages.  On February 11, 2011, the jury returned a verdict against the Company in the amount of $0.7 million.

The execution of the judgment will be stayed during the period required for the Court to rule on the post-trial motions and appeal.  At December 31, 2010, the Company had posted an appellate bond of $13.2 million related to the original judgment (the “Bond”) plus required post judgment interest.  The Bond was secured with an $8.0 million letter of credit and $5.2 million of cash, which is shown as restricted cash on the December 31, 2010 balance sheet.  Both the restricted cash and the letter of credit reduced the availability under the Asset Based Loan (“ABL”) as of December 31, 2010.  Subsequent to December 31, 2010, the Bond was adjusted by the Court based upon the outcome of the new trial.  As of March 10, 2011, the amount of the bond is $1.0 million, which includes $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest.

The Company’s management has concluded that although it is possible that it will incur a loss as a result of the ITI litigation, as of December 31, 2010, the amount of the contingent loss cannot be reasonably estimated.  In reaching this conclusion, the Company’s management considered, among others, the nature and merits of the claims made by parties in the litigation; the appellate process, and the current procedural status of the case.  Accordingly, the Company did not record an accrual in connection with this contingent loss.

Liquidity

On March 27, 2008, the Company successfully refinanced its Senior Secured Credit Facility (“Facility”) with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The loan grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated up to $35.0 million of real estate mortgage financing.  As of December 31, 2010, the Company had secured real estate mortgage financing of $4.6 million, leaving the Company the ability to obtain an additional $30.4 million of real estate mortgage financing.

With the March 2008 refinancing of the Facility, the Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The ABL has a financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of machinery and equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million.  Although not in effect, the Company was in compliance with the fixed charge ratio covenant as of December 31, 2010.  As of December 31, 2010 the fixed charge ratio was 1.16. To date in the first quarter of 2011, the Company has maintained availability in excess of $25.0 million and believes it will remain above the $25.0 million threshold of unused availability during 2011.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. The amount of borrowings under the Company’s ABL increased by $2.6 million from $85.4 million as of December 31, 2009 to $88.0 million as of December 31, 2010.   As of December 31, 2010, the Company had cash and unused availability under its ABL totalling $43.0 million, the amount of which would have been $56.2 million if the Company had not been required to post a bond of $13.2 million related to the ITI litigation discussed above.  Due to a reduced verdict, subsequent to December 31, 2010, the bond related to the ITI litigation was replaced with a bond in the amount of $1.0 million.  As of March 21, 2011 cash and unused availability under the ABL exceeded $44 million, the amount of which would have exceeded $45 million if the Company had not been required to post a bond of $1.0 million related to the ITI litigation.

Outlook

The Company anticipates sequentially slightly higher sales and sequentially higher Adjusted EBITDA in the first quarter of 2011 compared to the fourth quarter of 2010.  Sales and Adjusted EBITDA are both expected to be higher in the first quarter of 2011 compared to the first quarter of 2010.  The closure of the Brantford, Ontario facility is expected to result in an annualized increase in EBITDA of about $4 million once this facility is closed, even though it is expected to negatively impact annualized sales by about $10 million.  Please see the section entitled “EBITDA” below for the Company’s definition of EBITDA and Adjusted EBITDA and a reconciliation of these non-GAAP financial measures.

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2010.  A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the Adjusted Consolidated Earnings (Loss) tables set forth above.

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings set forth above.

The net loss for 2010 was $56.4 million compared to a net loss of $14.4 million for 2009.  The net loss for 2010 includes:

•

Gross margin compression resulting from raw material cost increases;

•

A change in the valuation allowance of future tax assets of $37.8 million, which included a $31.9 million increase in the fourth quarter with respect to the US jurisdiction;

•

Facility closure costs of $8.1 million, including $7.4 million related to the Brantford, Ontario manufacturing facility closure; and

•

Asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.

The net loss for 2009 was $14.4 million compared to a net loss for 2008 of $92.8 million.  The net loss for 2009 includes a $1.1 million charge for the closure of the Company’s manufacturing facility in Hawkesbury, Ontario, Canada.  The net loss for 2008 includes a $66.7 million impairment of goodwill and $6.0 million of refinancing expense related to the refinancing of the Company’s Facility with the ABL.

Sales

The Company’s sales for 2010 were $720.5 million, a 17.1% increase compared to $615.5 million for 2009.  Sales for 2009 were $615.5 million, a 16.5% decrease compared to $737.2 million for 2008.  Sales volume increased approximately 9% and selling prices increased approximately 8% during the year 2010 compared to the year 2009.

Sales for the fourth quarter of 2010 totalled $180.1 million, a 12.0% increase compared to $160.8 million for the fourth quarter of 2009.  Sales volume increased approximately 1% and selling prices increased approximately 11% during the fourth quarter of 2010 compared to the fourth quarter of 2009. The increase in sales was primarily attributable to higher selling prices which partially recovered raw material cost increases incurred during the latter half of 2010.

Gross Profit and Gross Margin

Gross profit totalled $79.6 million in 2010, a decrease of 4.0% from 2009.  Gross profit totalled $82.9 million in 2009, an increase of 6.0% from 2008.  Gross margin was 11.0% in 2010, 13.5% in 2009 and 10.6% in 2008.  The decrease in both gross profit and gross margin from 2009 to 2010 was due to higher resin-based, adhesive and paper raw material costs and a total of $4.0 million of asset impairments, including $3.9 million related to the lumber film automatic wrapping machines and related assets.  Gross profit for the fourth quarter of 2010 was $19.0 million compared to a gross profit of $20.2 million in the fourth quarter of 2009. Gross margin was 10.6% in the fourth quarter of 2010 and 12.5% in the fourth quarter of 2009.  The decline in gross profit for the fourth quarter of 2010 as compared to the fourth quarter of 2009 is primarily attributable to a $3.9 million asset impairment related to the lumber film automatic wrapping machines and related assets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2010 totalled $72.5 million, an increase of $2.7 million from the $69.8 million incurred for the year ended December 31, 2009. The 2009 SG&A expenses were up $1.6 million from $68.2 million in 2008. As a percentage of sales, SG&A expenses were 10.1%, 11.3% and 9.3% for 2010, 2009 and 2008, respectively.

The increase in SG&A for 2010 as compared to 2009 was primarily due to higher sales, partially offset by the non-recurrence of adjustments made in 2009 with respect to accounting for trade receivables and the medical claim liability.

The increase in SG&A for 2009 as compared to 2008 was primarily due to adjustments made in 2009 with respect to accounting for trade receivables and the medical claim liability.

SG&A expenses totalled $18.6 million (10.4% of sales), $20.0 million (12.5% of sales) and $17.1 million (9.1% of sales), for the fourth quarter of 2010, fourth quarter of 2009, and third quarter of 2010, respectively.  The decrease from the fourth quarter of 2009 to the fourth quarter of 2010 was primarily related to the non-recurrence of adjustments made with respect to amounts for trade receivables and the medical claim liability.  The increase in SG&A from the third quarter of 2010 to the fourth quarter of 2010 was due to merchandising costs in the consumer channel and higher selling expenses related to annual incentive plans.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totalled $1.5 million, $1.8 million and $1.3 million for the three years ended December 31, 2010, 2009 and 2008, respectively.

Stock-Based Compensation

For 2010, 2009 and 2008, the Company recorded approximately $1.0 million, $1.0 million and $1.3 million, respectively, in stock-based compensation expense related to options granted to employees.

Operating Profit

This discussion presents the Company’s operating profit for 2010, 2009 and 2008. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or in the United States but is included herein as the Company’s management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because operating profit is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expense.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Gross Profit	19.0	20.2	79.6	82.9	78.3
Less: SG&A expenses	18.6	20.0	72.5	69.8	68.2
Less: Stock-based compensation	0.2	0.3	1.0	1.0	1.3
Operating Profit (Loss)	0.2	(0.1)	6.2	12.1	8.8

Operating profit for 2010 amounted to $6.2 million compared to $12.1 million for 2009 and $8.8 million for 2008.  The 2010 decrease in operating profit compared to 2009 is primarily due to gross margin compression related to the increased cost of resin-based, adhesive and paper raw materials and to asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.  Operating profit increased in 2009 compared to 2008 by $3.3 million primarily due to higher gross profit resulting from the non-recurrence of the unprecedented gross margin compression in the fourth quarter of 2008.

The Company’s operating profit for the fourth quarter of 2010 was $0.2 million compared to a loss of $0.1 million for the fourth quarter of 2009.

Manufacturing Facility Closures, Restructuring, and Other Charges

The Company has decided to terminate the operations of its manufacturing facility located in Brantford, Ontario, Canada.  The facility is scheduled to be closed by June 2011 due to the economic consequences of the continuing strike of its unionized workers.  As a result of this facility closure, a charge of $7.4 million was recorded in the fourth quarter of 2010 related to property, plant and equipment, severance, inventory and spare parts and supplies.  Various other expenses of between $1.0 million and $1.5 million are expected to be recorded when incurred throughout 2011.

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada (the “Closure”) as part of its ongoing efforts and objectives to lower costs, enhance customer order fulfillment and effectively optimize inventory investment. The terminated operations were transferred and consolidated into the Company’s manufacturing facility located in Truro, Nova Scotia, Canada in the early part of 2010. In connection with this Closure, the Company recorded a severance charge, property, plant and equipment impairments and inventory write-downs totalling approximately $1.1 million in the fourth quarter of 2009.

The Hawkesbury manufacturing operations were shut down at the end of 2009.  The buildings were not sold as of December 31, 2010.  Subsequent to December 31, 2010, a sales contract was entered into to sell one of the buildings and new market information became available related to the other building.  The sale of the building under contract is expected to be completed during the second quarter of 2011.  Accordingly, an additional impairment of $0.7 million was recorded in the period to reduce the carrying value of these assets to the fair market value less estimated selling costs.

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, in past years the Company performed an annual goodwill impairment test as of December 31.  The Company conducted its annual impairment test at December 31, 2008 and concluded that the goodwill attributable to both reporting units as then existing was fully impaired due to the adverse changes in the economic environment in existence at that time and the expectation that many of these factors would not improve in the near-term.  Accordingly, the Company wrote-off the balance of the goodwill, amounting to $66.7 million.

Research and Development

Research and development (“R&D”) remains an important function within the Company. Taken as a percentage of sales, R&D expenses represented 0.9% for 2010, 0.9% for 2009, and 0.8% for 2008.  The Company continues to focus its R&D efforts on new products, new technology developments and new processes and formulations for existing products.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment.  Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) unprecedented gross margin compression; and (v) write-down on classification as assets held-for-sale. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET LOSS

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Net Loss – As Reported	(43.4)	(8.5)	(56.4)	(14.4)	(92.8)
Add back:
Financial expenses, net of amortization (including foreign exchange gain (loss))	3.5	2.8	15.1	14.6	18.7
Refinancing expense, net of amortization					2.9
Income taxes	30.3	2.7	31.9	4.0	3.4
Depreciation and amortization	9.2	9.7	37.4	37.7	39.6
EBITDA	(0.4)	6.7	27.9	41.9	(28.2)
Impairment of long-lived assets and other assets	3.9	0.1	4.0	0.1	0.4
Gross margin compression					16.6
Write-down of asset held-for-sale	0.1		0.7
Manufacturing facility closures, restructuring, and other charges	8.1	1.1	8.1	1.1
Impairment of goodwill					66.7
Adjusted EBITDA	11.7	7.9	40.7	43.1	55.5

EBITDA was $27.9 million for 2010, $41.9 million for 2009, and negative $28.2 million for 2008.  Adjusted EBITDA was $40.7 million, $43.1 million, and $55.5 million for 2010, 2009 and 2008, respectively.  The Company’s EBITDA for the fourth quarter of 2010 was negative $0.4 million compared to $6.7 million for the fourth quarter of 2009. The Adjusted EBITDA was $11.7 million for the fourth quarter of 2010 as compared to $7.9 million for the fourth quarter of 2009. The higher adjusted EBITDA for the fourth quarter of 2010 compared to the fourth quarter of 2009 is primarily the result of higher sales.

Financial Expenses

Financial expenses increased 4.1% to $16.4 million for 2010 from $15.7 million for 2009.  The increase in financial expenses for 2010 was due to a non-recurring $0.8 million gain in 2009 related to the repurchase of Senior Subordinated Notes.  The Notes had a notional value of $6.3 million and were purchased at a discount in the fourth quarter of 2009.

Financial expenses decreased 39.1% to $15.7 million for 2009 as compared to $25.8 million for 2008.  Included in the first quarter of 2008 was a $6.0 million refinancing expense related to the refinancing of the Facility.  The refinancing expense includes a $2.9 million loss on the settlement of two interest rate swap agreements.  This loss was reclassified from accumulated other comprehensive income as a result of the discontinuance of the cash flow hedges because the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense was $3.1 million of accelerated amortization of debt issue expense incurred in connection with securing the Facility in 2004.  Financial expenses for 2009 had no such refinancing expense included.

Financial expenses for the fourth quarter of 2010 totalled $3.9 million, a $0.8 million increase from financial expenses in the fourth quarter of 2009. The increase was due to the net gain on the repurchase of Senior Subordinated Notes in the fourth quarter of 2009 totalling $0.8 million.

Income Taxes

In the past three years, the Company’s effective income tax rate has been influenced primarily by a lower income tax rate applicable to its foreign-based taxable income, claiming of allowable manufacturing and processing deductions, accounting for transactions that resulted in permanent differences and changes in the valuation allowance.  The Company’s income tax expense for the year ended December 31, 2010 was mainly impacted by an increase in the valuation allowance.

In assessing the recoverability of future income tax assets, the Company’s management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its future income tax assets will be realized. In accordance with GAAP, this determination is based on the Company’s management’s quantitative and qualitative assessments and the weighing of all available evidence, both positive and negative. Such evidence includes, among others, the scheduled reversal of future income tax liabilities, projected future taxable income, and the implementation of tax planning strategies.  However, GAAP places a significant weight on the Company’s historical financial performance when making such a determination. Accordingly, the expectation of generating taxable income in future periods may not be sufficient to overcome the negative presumption associated with historical and cumulative operational losses.

Accordingly, as of December 31, 2010, while the Company’s management is projecting a positive outlook from increased sales, the implementation and realization of cost reduction measures, and the continued increase in sales of new products with higher gross margins, the Company’s management must consider the significant weight that GAAP places on historical cumulative operational losses in determining its valuation allowance.  As such, for the year ended December 31, 2010, the Company recorded an additional valuation allowance of $33.4 million related to its future income tax assets in the US jurisdiction and $4.4 million against its future income tax assets in the Canadian jurisdiction. These future income tax assets remain available, and the Company expects to use them to reduce taxable income in future periods.  When these future income tax assets are used, or when the valuation allowance is reversed, if sooner, the Company will record the related benefit in its consolidated earnings.

During the three months ended December 31, 2010, the Company recorded a $0.8 million charge to its consolidated earnings due to a decrease in operating loss carry-forwards in the Canadian jurisdiction as a result of an income tax audit for the fiscal years 2004, 2005 and 2006.  As of December 31, 2010, the Company has $40.2 million (CDN$40.2 million) of Canadian operating loss carry-forwards expiring in 2014 through 2030, including $21.0 million (CDN$21.0 million) for which no valuation allowance is recorded, and $208.1 million of US federal and state operating losses expiring in 2012 through 2010, for which a full valuation allowance is recorded.

Net Loss

For 2010, the Company posted a net loss of $56.4 million as compared to a net loss of $14.4 million in 2009 and $92.8 million in 2008.  The significant increase in net loss for the year ended December 31, 2010 in comparison to 2009 is mainly due to:

•

Gross margin compression resulting from raw material cost increases;

•

A change in the valuation allowance of future tax assets of $37.8 million, which included a $31.9 million increase in the fourth quarter with respect to the US jurisdiction;

•

Facility closure costs of $8.1 million, including $7.4 million related to the Brantford, Ontario manufacturing facility closure; and

•

Asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.

The Company reported a net loss of $43.4 million for the fourth quarter of 2010 as compared to a net loss of $8.5 million for the fourth quarter of 2009.  The increase in the net loss for the fourth quarter of 2010 compared to the fourth quarter of 2009 was primarily due to a change in the valuation of future tax assets, facility closure costs, and an impairment charge related to the lumber film automatic wrapping machines and related assets amounting to $32.7 million ($31.9 million with respect to the US jurisdiction and $0.8 million with respect to the Canadian tax audit), $8.1 million and $3.9 million, respectively.

Adjusted net earnings, a non-GAAP financial measure (see table set forth on page 7) amounted to a net loss of $43.7 million for 2010, a net loss of $13.2 million for 2009, and a net loss of $3.1 million for 2008. The Company is including adjusted net earnings here because it believes that adjusted net earnings provides a better comparison of results for the periods presented since it does not take into account impairment of goodwill, impairment of long-lived assets, unprecedented gross margin compression, refinancing expense and manufacturing facility closure, restructuring, and other costs in each period.

Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to net earnings, being the most comparable measurement under GAAP, is set forth on page 7. The reader is encouraged to review this reconciliation.

Net earnings reported in accordance with Canadian GAAP conforms in all material respects to amounts that would have to be reported had the consolidated financial statements been prepared in accordance with US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in investment in foreign self-sustaining operations.  Consequently, in accordance with US GAAP, net earnings in 2010 would be a net loss of approximately $56.4 million, a net loss of approximately $14.5 million in 2009, and a net loss of $93.7 million in 2008.

Loss per Share

Basic and diluted net earnings per share reported in accordance with Canadian GAAP conform in all material respects to amounts that would have been reported had the consolidated financial statements been prepared in accordance with US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in investments in foreign self-sustaining operations. Consequently, in accordance with US GAAP, basic and diluted loss per share would be $0.96 in 2010, compared to basic and diluted loss per share of $0.25 in 2009 and $1.59 in 2008.

The Company reported a loss per share of $0.96 both basic and diluted for 2010 as compared to a loss per share of $0.24 both basic and diluted for 2009. The 2009 loss per share compares to a loss per share of $1.57 both basic and diluted for 2008. The weighted-average number of common shares outstanding for the purpose of the basic and diluted earnings per share calculations was 59.0 million for 2010, 59.0 million for 2009 and 59.0 million for 2008.

The adjusted earnings per share (see table on page 7) for 2010 was a loss per share of $0.74 both basic and diluted compared to a loss per share of $0.22 both basic and diluted for 2009, and a loss per share of $0.05 both basic and diluted for 2008.

Comprehensive Income (Loss)

Comprehensive income is comprised of net earnings and other comprehensive income.  For the years ended December 31, 2010, 2009 and 2008, the Company reported a comprehensive loss of $51.9 million, income of $3.5 million and loss of $127.7 million, respectively.  The unfavourable change is mainly attributable to the change in valuation of future tax assets and continued strengthening of the Canadian dollar relative to the U.S. dollar in 2010.

Results of Operations by Division

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company is no longer required to present operating results at a divisional level.  However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.

Results of Operations - Tapes and Films Division

Sales for 2010 were $597.6 million, an increase of 16.5% compared to $512.8 million for 2009. Sales for 2009 were $512.8 million, a decrease of 13.4% compared to $592.2 million for 2008.  The T&F Division had a sales volume increase of approximately 10% for 2010 and a decrease of approximately 5% for 2009.  The remainder of the sales increase in 2010 was largely attributable to selling prices which were approximately 6% higher due to an increase in the costs of resin-based, adhesive and paper raw materials.  The sales volume increase in 2010 was across most product lines.

Sales grew sequentially in the second and third quarters of 2010 and decreased in the fourth quarter of 2010 due to historical seasonality and fewer business days.

Sales in the fourth quarter of 2010 totalled $149.5 million, a 10.5% increase from sales in the fourth quarter of 2009 of $135.3 million.  Sales volume increased approximately 2% during the fourth quarter of 2010 compared to the prior year.  The remainder of the sales increase in the fourth quarter of 2010 was largely attributable to selling prices which were approximately 9% higher than the fourth quarter of 2009.  The increase in sales volume was across most product lines.

Gross profit totalled $74.8 million in 2010, a decrease of 2.3% from 2009 gross profit of $76.5 million. Gross profit totalled $76.5 million in 2009, an increase of 13.5% from $67.4 million in 2008. Gross profit represented 12.5% of sales in 2010, 14.9% in 2009, and 11.4% in 2008.  The decrease in both gross profit and gross margin was primarily due to higher resin-based, adhesive and paper raw material costs partially offset by higher volume, higher selling prices, manufacturing cost reduction initiatives and sale of new products.  While the Company was successful in recovering a portion of the higher raw material costs through selling price increases during the year, the increase did not begin to equal the cost increases until the fourth quarter.

Gross profit for the fourth quarter of 2010 totalled $20.3 million at a gross margin of 13.6% compared to $18.8 million at a gross margin of 13.9% for the fourth quarter of 2009.  The gross margin for the fourth quarter remained relatively flat year over year and improved from the third quarter of 2010 due to price increases that partially offset the prior increases in costs of resin-based, adhesive and paper raw material costs.

T&F DIVISION ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional earnings before income taxes	4.0	1.8	11.6	16.0	8.7
Depreciation and amortization	7.2	7.6	28.8	29.8	29.4
EBITDA	11.1	9.4	40.4	45.8	38.1
Gross margin compression					13.9
Adjusted EBITDA	11.1	9.4	40.4	45.8	52.0

Adjusted EBITDA for the T&F Division for 2010, 2009 and 2008 was $40.4 million, $45.8 million and $52.0 million, respectively.  The decrease in Adjusted EBITDA from 2009 to 2010 was primarily attributable to the decrease in gross margin as discussed above.  The T&F Division’s Adjusted EBITDA for the fourth quarter of 2010 was $11.1 million compared to $9.4 million for the fourth quarter of 2009. The increase in Adjusted EBITDA in the fourth quarter of 2010 compared to the fourth quarter of 2009 is primarily the result of an increase in sales.

Results of Operations - ECP Division

Sales totalled $123.0 million compared to $102.6 million for 2009, a 19.8% increase. Sales volume for 2010 increased approximately 2% compared to 2009. The remainder of the increase was largely attributable to selling prices, which were approximately 18% higher due to higher costs of resin-based raw materials.  Sales for the fourth quarter were $30.6 million, representing a 20.0% increase compared to $25.5 million for the fourth quarter of 2009. Sales volume declined approximately 3% and selling prices increased approximately 23% when compared to the fourth quarter of 2009. Higher costs for resin-based raw materials were the primary reason for the selling price increases.

Gross profit totalled $4.8 million in 2010, a decrease of 25.0% from 2009 gross profit of $6.4 million. Gross profit totalled $6.4 million in 2009, a decrease of 40.7% from $10.9 million in 2008. Gross profit was 3.9% of sales in 2010, 6.3% in 2009, and 7.5% in 2008.  The decrease in both gross profit and gross margin for 2010 was due to asset impairment charges of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets, which was partially offset by higher sales and gross margin excluding the impairments.

Gross profit for the fourth quarter of 2010 was negative $1.2 million at a gross margin of negative 4.0% compared to $1.4 million at a gross margin of 5.5% for the fourth quarter of 2009.  The decrease in both gross profit and gross margin for the fourth quarter was due to the $3.9 million impairment charge for the lumber film automatic wrapping machines and related assets, which was largely offset by higher sales and gross margin excluding the impairment.

ECP DIVISION ADJUSTED EBITDA RECONCILIATION TO NET LOSS
(in millions of US dollars)
(unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional loss before income taxes	(12.7)	(3.9)	(17.0)	(7.2)	(2.8)
Depreciation and amortization	1.7	2.0	7.6	6.6	6.4
EBITDA	(11.0)	(1.9)	(9.4)	(0.6)	3.6
Manufacturing facility closures, restructuring and other charges	8.1	1.1	8.1	1.1
Impairment of long-lived assets and other assets	3.9		4.0	0.1
Gross margin compression					2.7
Adjusted EBITDA	1.0	(0.8)	2.7	0.6	6.3

Adjusted EBITDA for the ECP Division for 2010, 2009 and 2008 was $2.7 million, $0.6 million, and $6.3 million, respectively.  The increase in Adjusted EBITDA from 2009 to 2010 is due to higher gross profit, excluding the impairments, as described above.  The ECP Division’s Adjusted EBITDA for the fourth quarter of 2010 was $1.0 million compared to negative $0.8 million for the fourth quarter of 2009.   The increase in Adjusted EBITDA from the fourth quarter of 2009 to the fourth quarter of 2010 is due to higher gross profit, excluding the impairment, as described above.

Results of Operations - Corporate

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives or other charges to the two Divisions.  These expenses are retained at the corporate level unless they originate within one of the divisions.  Stock-based compensation financial expenses and the cost of being a public company are also retained at the corporate level. The unallocated corporate expenses for the three years ended December 31, 2010, 2009, and 2008 totalled $2.4 million, $2.9 million, and $2.6 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements, forward foreign exchange contracts and letters of credit issued and outstanding discussed in the sections herein entitled “Currency Risk” and “Bank Indebtedness and Credit Facilities” and in Notes 12 and 20 to the Company’s consolidated financial statements.

Related Party Transactions

In 2010, the Company entered into agreements with companies controlled by two of the current members of the Board of Directors.  These agreements replaced the advisory services agreements noted below that expired on December 31, 2009.  These agreements require the provision of support services that include the duties of Executive Director and Chairman of the Board and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The Executive Director support services agreement was effective from January 1, 2010 through September 30, 2010 and provided for monthly compensation in the amount of $50,000.  This agreement expired on September 30, 2010 and was not replaced.  The Chairman of the Board support services agreement is effective from January 1, 2010 through the earlier of June 30, 2011 or the termination of Mr. Eric Baker’s services as Chairman of the Board and provides for monthly compensation in the amount of CDN$25,000.  These amounts are in lieu of the fees otherwise paid to Directors for their services.

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services included business planning and corporate finance activities and qualified as related party transactions in the normal course of operations, which are measured at the exchange amount.  Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by one of its former senior officers.

The agreements with the companies controlled by the two current members of the Board of Directors were effective through December 31, 2009. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CDN$100,000 per month for a minimum of at least three months.  Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies was $50,000 and CDN$100,000 per month and remained in effect through December 31, 2009.  Effective November 2008, the companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.  This reduction in compensation continued through November 2009.

In connection with these agreements, the Company recorded a charge amounting to approximately $0.8 million ($1.7 million in 2009, $2.1 million in 2008) in its consolidated earnings for the year ended December 31, 2010 included under the caption selling, general and administrative expenses.

The advisory services agreements also provided for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CDN$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CDN$4.76. This provision survived the expiration of the term of the agreements until July 1, 2010.    The average stock price for the ten trading days prior to July 1, 2010 did not exceed CDN$4.76 therefore no performance fee was paid.

Liquidity and Capital Resources

Cash Flow

Cash flows from operations before changes in working capital items decreased in 2010 by $1.6 million to $25.4 million from $27.0 million in 2009.  Cash flows from operations before changes in working capital items increased in 2009 by $1.9 million to $27.0 million from $25.1 million in 2008.  The decrease was due to lower profitability before non-cash items as discussed above.  Cash flows from operations before changes in working capital items for the fourth quarter of 2010 was $6.6 million compared to $3.5 million for the fourth quarter of 2009.  The increase was due to the increase in profitability before adjustments related to non-cash items as discussed above.

In 2010, the Company generated cash flows from operating activities of $12.0 million compared to cash flows from operating activities of $34.9 million in 2009. In 2008, the Company generated cash flows from operating activities of $20.8 million.  The Company generated cash flows from operating activities in the fourth quarter of 2010 of $5.4 million compared to $24.5 million for the fourth quarter of 2009.  An increase in cash flows from operations before changes in working capital items of $3.1 million was offset by an increase in cash used for working capital of $22.3 million.  The increase in cash used for working capital was primarily due to accounts payable increasing in the fourth quarter of 2009 as compared to a decrease in in the fourth quarter of 2010.  This change was mainly due to the timing of payments made by the Company in order to obtain early payment discounts.

In 2010, changes in working capital items resulted in $13.3 million in net cash usage which was largely due to increased sales and gross margin compression. The most significant use of cash was an increase in inventories of $15.2 million. The most significant source of cash was a $15.8 million increase in accounts payable and accrued liabilities.  Changes in working capital items resulted in $1.2 million in net cash usage in the fourth quarter of 2010.  During the fourth quarter, trade accounts receivable provided $11.8 million of cash, inventories used $1.8 million of cash and accounts payable and accrued liabilities used $11.0 million of cash. There are changes in non-cash working capital items between the balance sheet dates that are not reflected in the cash flows.  These changes are the impact of foreign currency translation adjustments between balance sheet dates and do not have an impact on changes in working capital items presented in the consolidated cash flows statements.

In 2009, non-cash working capital items used $7.9 million in net cash flow.  An increase in inventory used $16.3 million in net cash flow, $3.2 million was used by trade receivables, and $11.7 million was provided by an increase in accounts payable and accrued liabilities.

Cash used in investing activities was $15.5 million for 2010 as compared to $12.9 million for 2009 and $21.8 million for 2008.  These investing activities include a use of funds for property, plant and equipment of $8.6 million for 2010, $13.1 million for 2009 and $21.0 million for 2008.  Other assets used $2.9 million during 2010, and provided $0.1 million during 2009 and $0.8 million in 2008. Cash flows used in investing activities was $6.6 million for the fourth quarter of 2010 as compared to $3.2 million for the fourth quarter of 2009, an increase of $3.4 million.

Cash flows provided by financing activities totalled $4.0 million in 2010 due to an increase in long-term debt under the ABL. Cash flows from financing activities used $34.3 million in 2009 compared to $2.4 million provided in 2008.

Free cash flow, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures was $3.4 million in 2010, compared to $21.8 million in 2009. The decrease in free cash flow in 2010 was primarily the result of additional cash tied up in inventory and other working capital items.  Free cash flow was $21.8 million in 2009, an increase of $22.0 million from negative $0.2 million in 2008. The Company is including free cash flow because it is used by Management and investors in evaluating the Company’s performance and liquidity.  Free cash flow does not have any standardized meaning prescribed by GAAP in Canada or the in United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOW RECONCILIATION

(In millions of US dollars)

	2010	2009	2008
	$	$	$
Cash Flows From Operating Activities	12.0	34.9	20.8
Less: Capital Expenditures	8.6	13.1	21.0
Free Cash Flow	3.4	21.8	(0.2)

Working Capital

As of December 31, 2010, working capital stood at $128.0 million, as compared to $122.3 million as of December 31, 2009. The increase of $5.7 million was primarily due to increased sales.

Quick assets, which are the Company’s total current assets excluding prepaid expenses, derivative financial instruments, assets held for sale, and future income taxes, increased by $32.6 million during 2010 to a level of $207.7 million, and decreased by $24.8 million during 2009 to a level of $175.1 million. The 2010 increase was primarily due to the increase of cash, trade accounts receivable and inventories.  The 2009 decrease was primarily due to the decline in trade accounts receivables and inventories.

The Company’s cash liquidity is influenced by several factors, the most significant of which are the Company’s profitability and its level of inventory. Historically, the Company has periodically increased its inventory levels when business conditions suggest that it is in the Company’s best interest to do so, such as the buying opportunities the Company took advantage of in the fourth quarter of 2009 and 2007 to mitigate the impact of rising raw material costs. The Company expects to continue this practice when circumstances suggest that it is appropriate and when the Company believes it has adequate cash and credit availability to support such strategies.  A significant amount of working capital is also held in trade receivables.

One of the metrics the Company uses to measure inventory performance is Days Inventory.  One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”).  Days Inventory improved in the fourth quarter of 2010 as compared to the fourth quarter of 2009.  DSO’s increased in the fourth quarter of 2010 as compared to the fourth quarter of 2009 primarily due to an increase in the mix of sales through the consumer channel.  The calculations are shown in the following tables:

For the Quarter Ended December 31		For the Quarter Ended December 31
2010	2009	2010	2009

	$	$		$	$
Cost of Goods Sold	161.0	140.6	Sales	180.1	160.8
Days in Quarter	92	92	Days in Quarter	92	92
Cost of Goods Sold Per Day	1.75	1.53	Sales Per Day	1.96	1.75
Average Inventories	91.9	80.8	Trade Receivables	86.5	74.2
Days Inventory	52	53	DSO’s	44	42

Days Inventory is calculated as follows:

     Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day

     (Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory

     Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

 DSO’s is calculated as follows:

     Sales ÷ Days in Quarter = Sales Per Day

     Ending Balance of Trade Receivables ÷ Sales Per Day = DSO’s

Financial Risk Management, Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

This MD&A includes the significant highlights, events and transactions which have taken place in the course of the years ended December 31, 2010, 2009 and 2008 with respect to the Company’s financial risks and management thereof.  For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 20 to the Consolidated Financial Statements as of and for the year ended December 31, 2010.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$10.0 million beginning in February 2011, at fixed exchange rates ranging from CAD$1.0260 to CAD$1.0318 to the US dollar; a series of 6 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$13.5 million beginning in August 2011, at fixed exchange rates ranging from CAD$1.0173 to CAD$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in July 2010, at fixed exchange rates ranging from CAD$1.0610 to CAD$1.0636 to the US dollar. These forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts do not comply with the requirements for hedge accounting and thus have not been designated as such.

In 2009, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in February 2010, at fixed exchange rates ranging from CAD$1.0934 to CAD$1.0952 to the US dollar. The Company designated these forward foreign exchange rate contracts as cash flow hedges.

In 2008, the Company executed a series of 36 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$40.0 million beginning in February 2009, at fixed exchange rates ranging from CAD$1.1826 to CAD$1.2808 to the US dollar. The Company designated these forward foreign exchange rate contracts as cash flow hedges.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL. Accordingly, in order to mitigate this risk, in 2008, the Company entered into two interest rate swap agreements designated as cash flow hedges. The terms of these Agreements are as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Agreement maturing in September 2011	40,000,000	Monthly	3.35
Agreement matured in October 2009	30,000,000	Monthly	2.89

Capital Expenditures

Total expenditures in connection with property, plant and equipment were $8.6 million, $13.1 million and $21.0 million for the years 2010, 2009 and 2008, respectively.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditures.  In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets.

Long-Term Debt and Financial Derivatives

As discussed under the section “Liquidity”, on March 27, 2008 the Company successfully refinanced its Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. As of December 31, 2010, the Company had borrowed $97.5 million under its ABL, including $9.5 million in letters of credit. As of December 31, 2009, $88.0 million had been borrowed, including $2.6 million in letters of credit. When combined with cash and cash equivalents, the Company had total cash and credit availability of $43.0 million as of December 31, 2010 and $45.1 million as of December 31, 2009.  The decrease in total cash and credit availability between December 31, 2010 and December 31, 2009 included the requirement to post a $13.2 million bond related to the ITI litigation.  Total debt increased by $4.0 million, from $217.0 million as of December 31, 2009 to $221.0 million as of December 31, 2010.

A focus on making only essential capital expenditures and managing working capital, combined with an increase in cash flows from operations before changes in working capital items, allowed the Company to limit the increase in debt to 1.8% despite an increase in sales of 17.1%, significant margin compression and the requirement to post a bond in connection with the ITI litigation.  Capital expenditures decreased by 34.4% from $13.1 million in 2009 to $8.6 million in 2010.  Cash flows from operations before changes in working capital items increased by 1.5% from $27.0 million for the year 2009 to $27.4 million for the year 2010.  Days Inventory improved from 53 days in the fourth quarter of 2009 to 52 days in the fourth quarter of 2010.  DSO’s increased from 42 days in the fourth quarter of 2009 to 44 days in the fourth quarter of 2010.

 Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2010:

	Payments Due by Period
Contractual Obligations (in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-Term Debt	217.5	2.4	94.1	119.6	1.4
Capital Lease Obligations	8.1	0.8	1.3	1.2	4.9
Operating Lease Obligations	8.1	2.6	4.4	1.1
Other Long-Term Liabilities	1.5	0.2		1.3
Total	235.1	5.9	99.8	123.1	6.3

Capital Stock and Dividends

As of March 23, 2011 there were 58,961,050 common shares of the Company outstanding.

During the year ended December 31, 2010, 825,000 stock options were granted and 10,000 stock options were exercised.

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as of that date. The normal course issuer bid will expire in May 2011.

During the years ended December 31, 2010, 2009 and 2008, the Company’s common shares repurchased for cancellation were insignificant. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

No dividends were declared on the Company’s stock in 2010, 2009 or 2008.

Distribution Rights Purchase Agreement

In August 2008, the Company acquired the exclusive North American rights to a pending patent with respect to an automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 65 feet in length.  The technology targets industries such as wood products, which are traditionally manually wrapped.  Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of CDN$5.5 million.

As part of acquiring the distribution rights, the Company also made future performance commitments, which required additional considerations or penalties if these commitments were not met.  However, within the first two years of the purchase agreement, the automatic wrapping system had to achieve certain market acceptance parameters or the Company had the right to renegotiate the future performance commitments with the vendor and if such renegotiation was not concluded on terms satisfactory to the Company, then the future performance commitments would not be binding on the Company.  The performance agreements have been amended, most recently on April 9, 2010.  The Company’s management determined that no additional penalties will be incurred under these agreements because it continues to negotiate and develop remedies with the vendor in light of the adverse market acceptance of the wrapping system machines and related technology.

Circumstances have changed significantly related to the original customer contracts that were purchased in 2008 as well as the prospects for obtaining additional contracts.  After evaluating the future prospects for this business, the Company has concluded that the future cash flows related to the automatic wrapping system are less than the book value of these assets.  Accordingly, an asset impairment charge of $3.9 million was recorded in cost of sales during the fourth quarter of 2010.

Pension and Post-Retirement Benefit Plans

The Company’s pension and post-retirement benefit plans currently have an unfunded deficit of $22.8 million as of December 31, 2010 as compared to $21.0 million at the end of 2009. For 2010 and 2009, the Company contributed $4.7 million and $3.4 million, respectively to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit but expects to meet its pension benefit plan funding obligations in 2011 through cash flows from operations.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the consolidated balance sheet date and the recorded amounts of revenues and expenses during the year then ended. On an on-going basis, management reviews its estimates.  Actual results may differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax losses and other future income tax assets, allowance for obsolete and slow moving inventories, net realizable value of inventories, useful lives of long-lived assets, the assumptions underlying the Company’s pension and post-retirement benefits, stock-based compensation fair value model, accounting for asset retirement obligation, the assumptions inherent in the determination of certain accrued liabilities, the estimated future cash flows and projections in connection with the impairment tests of intangible assets and property, plant and equipment and accounting for contingencies.

Significant changes in the underlying assumptions could result in significant changes to these estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which the Company believes may not be fully recoverable combined with an overall reserve reflective of the Company’s historical bad debt experience and current economic conditions.

Establishing and updating the reserve for obsolete and slow moving inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable, the cost of products is compared with their estimated net realizable value and a valuation reserve is established when the cost exceeds the estimated net realizable value.

The Company assesses the recoverability of its long-lived assets using projected future undiscounted cash flows and comparing those cash flows to the net book value of these assets when changes in events and circumstances indicate a possible impairment of certain assets or group of assets.

In assessing the realizability of future income tax assets, the Company’s management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The Company’s management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as of January 1, 2011, publicly-accountable enterprises will be required to adopt IFRS.  Accordingly, the Company will adopt these new standards during its fiscal year beginning on January 1, 2011.  When the Company publishes its first IFRS interim consolidated financial statements, it will be required to provide comparative IFRS information for the previous fiscal year.  The Transition Date for providing comparative information for the Company is January 1, 2010.

The Company’s IFRS transition process has consisted of the following four principle phases:

1- Preliminary Assessment and Planning

2- Detailed Evaluation

3- Definition of the Solution

4- Implementation

The Company has completed phase three and is in the process of finalizing the implementation phase.  The Company’s first consolidated financial statements prepared in accordance with IFRS will be its interim unaudited consolidated financial statements as of March 31, 2011 and the three-month period then ending.

IFRS ADOPTION

Set forth below are the IFRS 1, First-Time adoption of International Financial Reporting Standards, optional exemptions and mandatory exceptions we expect to use when converting to IFRS.

IFRS Optional Exemptions

1

Business Combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company has elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date and, accordingly, such business combinations have not been restated.

2

Employee Benefits

IFRS 1 permits first-time adopters to retrospectively recognize all cumulative actuarial gains and losses deferred under in opening retained earnings at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening deficit for all of its employee benefit plans.

3

Cumulative Translation Differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening deficit as of the Transition Date.

4

Share-Based Payments

IFRS 2, Share-Based Payments, encourages, but does not require application of its provisions to equity instruments granted on or before November 7, 2002, and to any equity instruments granted after November 7, 2002 that had vested by the Transition Date. The Company elected to avail itself of the exemption and applied IFRS 2 only to those equity instruments granted after November 7, 2002 and had not vested by the Transition Date. Further, the Company applied IFRS 2 to all liabilities arising from share-based payment transactions that existed at the Transition Date.

5

Borrowing Costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after the Transition Date. The Company elected to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is subsequent to the Transition Date. Therefore, borrowing costs incurred prior to January 1, 2010 have been expensed.

6

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the Transition date, IFRS 1 provides the option to not comply with the requirements of International Financial Reporting Interpretations Committee (“IFRIC”) 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company elected to not retrospectively recognize year by year changes to liabilities under IFRIC 1 that occurred before the Transition Date. Therefore, the Company measured the obligation as of the Transition Date and recalculated the current net book value of the related asset using the current value of the obligation, and the current discount rate.

7

Assets and Liabilities of Subsidiaries

IFRS 1 mandates that when a subsidiary adopts IFRS before the parent, the parent is required to record the assets and liabilities of the subsidiary at the same carrying amount as in the financial statements of the subsidiary.  Since one of our subsidiaries has already adopted IFRS, we will elect this exemption and measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent company acquired the subsidiary.

8

Fair Value as Deemed Cost

IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP.  We will continue to apply the cost model for property, plant and equipment and will not restate property, plant and equipment to fair value under IFRS.

IFRS Mandatory Exceptions

1.

Hedge Accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were fair valued and recorded in the statement of financial position as a non-hedging derivative financial instrument.

2.

Estimates

The estimates established by the Company in accordance with IFRS at the date of transition are consistent with estimates made for the same date in accordance with GAAP, after adjustments to reflect any difference in applicable accounting principles.

Significant Changes in Accounting Policies upon Conversion to IFRS

We have identified several differences between IFRS and GAAP accounting policies.  Some of the more significant ones at present, as they relate to the Company, are listed in the table below:

Standards	Comparison between GAAP and IFRS	Preliminary Findings to date
Borrowing Costs (IAS 23)

GAAP: Borrowing costs may be capitalized on major projects.

IFRS: Capitalization of borrowing costs is required on qualifying assets, which are assets that require an extended period of preparation before they are usable or saleable.

Although the Company has capitalized borrowing costs for several years, this was not always done consistently in a manner compliant with IFRS. Upon transition, the Company will utilize the exemption available under IFRS 1 and will recognize approximately $5.8 million in previously capitalized borrowing costs in opening deficit.

Property, Plant and Equipment (IAS 16)

GAAP: Component accounting

IFRS: Requires that each part of property, plant and equipment that has a cost which is significant in relation to the asset, and whose useful life is different than the asset, must be depreciated separately from the asset.

Also, under IFRS assets continue to be depreciated even if they are no longer in use, whereas under GAAP depreciation is suspended when an asset is not being used.

Upon adoption of IFRS, the Company plans to identify certain additional significant parts of an asset with different useful lives and depreciate them separately.  Upon transition, the net impact of approximately $4.3 million will be recognized in opening deficit.

Employee benefits (IAS 19)	GAAP: The Company currently uses the corridor method which permits the recognition of amortized actuarial gains or losses on a consistent basis over time. IFRS: Permits the use of the corridor method.

Upon adoption of IFRS, the Company will start recognizing actuarial gains and losses immediately in a separate statement of comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses will not be amortized to the income statement but rather will be recorded directly in other comprehensive income (loss) of each period.  At the Date of Transition, the unrecognized actuarial gains and losses of approximately $21.6 million will be recognized in opening deficit.

The Effect of Changes in Foreign Exchange Rates (IAS 21)

GAAP: Cumulative translation differences are recorded in other comprehensive income.

IFRS: Similar to GAAP, IFRS requires that certain exchange gains and losses are to be recognized in other comprehensive income (loss).

At the date of transition to IFRS, and as permitted by the optional exemption available under IFRS 1, the Company will transfer to opening deficit the balance of the cumulative translation adjustment account of approximately $51.0 million.

Share Based Compensation (IFRS 2)

GAAP: For grants of share-based awards with graded vesting, the total fair value of the award was recognized on a straight line basis over the employment period.

IFRS:  Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, with each grant accounted for on that basis.

Upon adoption of IFRS, the Company will use the exemption permitted under IFRS 2, and apply graded vesting to all unvested stock options issued after November 7, 2002.

Impairment of Assets (IAS 36)

GAAP: Impairment testing for long-lived assets is required whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment testing is initially performed using undiscounted cash flows from an asset or group of assets. If the undiscounted cash flows exceed the carrying amount, no further testing is performed.

IFRS: Impairment testing is required at each reporting date when there is any indication of impairment. Impairment tests are performed using discounted cash flows at the individual asset level, or if this cannot be done, for assets grouped into a Cash Generating Unit (“CGU”).  In addition, IFRS, unlike GAAP, requires the reversal of an impairment loss in certain circumstances.

Upon adoption of IFRS, the net effect of impairment testing under IFRS will result in the recognition of approximately $17.0 to $18.0 million in opening deficit.

As the Company completes the transition process, additional changes may be identified or the above amounts may be refined.

Impact of Adoption of IFRS on our Company

The conversion to IFRS will impact the way the Company presents financial results. We have obtained an understanding of IFRS from intensive training and reviewing reconciliations of historical GAAP financial statements.  For the past year, we have conducted a number of meetings, seminars and conference calls communicating the changes required by IFRS to the relevant personnel within the Company. With respect to IT, we have made changes to the fixed asset system to permit componentization. With respect to internal and disclosure controls, we are adapting the existing controls to align them with the requirements of IFRS. With respect to business activities, we have not identified any required changes to contractual arrangements, currency management activities, debt covenants or compensation arrangements.

Disclosure Controls and Internal Control over Financing Reporting

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2010. They concluded based on such evaluation that, as of December 31, 2010 the Company maintained in all material respects, effective disclosure controls and procedures and internal control over financial reporting to ensure that material information regarding this MD&A and other required filings were made known to them on a timely basis.

The Chief Executive Officer and Chief Financial Officer have also reviewed whether any change in the Company’s internal control over financial reporting occurred during 2010 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting and concluded that there was none.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this Management’s Discussion & Analysis constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This Management’s Discussion & Analysis contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, adjusted operating results and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

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